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                                                                    EXHIBIT 12.1

                           SELECTED FINANCIAL RATIOS

     The following information sets forth certain ratios as of December 31, 2000:

Interest coverage ratio(1)                                    2.9:1
Debt to total market capitalization(2)                        45.1%
Unsecured debt to total debt(3)                               62.7%
Secured debt to total debt(4)                                 37.3%
Fixed rate debt to total debt(5)                              57.3%
Fixed rate debt to total debt (Pro Forma)(5)                  80.9%
Floating rate debt to total debt(6)                           42.7%
Floating rate debt to total debt (Pro Forma)(6)               19.1%

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(1) Interest coverage is the quotient determined by dividing EBITDA by interest expense. EBITDA is defined with respect to the Company on a consolidated basis, the sum of net income plus the sum of all amounts treated as expense for (a) interest, (b) minority interest and (c) depreciation and amortization. This calculation also adds back to net income non-recurring merger related expenses incurred during 2000.

(2) Debt to total market capitalization is the quotient determined by dividing total debt by total market capitalization. Total market capitalization is based on the market closing price of our common stock at December 31, 2000 of $22.3125 per share (assuming the conversion of all operating subsidiary units) and total debt outstanding.

(3) Unsecured debt to total debt is the quotient determined by dividing senior notes and line of credit and term loan payable by total debt.

(4) Secured debt to total debt is the quotient determined by dividing notes payable by total debt.

(5) Fixed rate debt to total debt is the quotient determined by dividing notes payable and senior notes by total debt. For pro forma purposes the numerator would include $148,837,500 of newly issued notes offered herein.

(6) Floating rate debt to total debt is the quotient determined by dividing the line of credit and term loan payable by total debt. For pro forma purposes the numerator would exclude approximately $147,687,500 of net proceeds to the company from the newly issued notes offered herein.

Ratio of Earnings to Fixed Charges(1):

             2000         1999         1998        1997        1996
             ----         ----         ----        ----        ----
             2.1x         2.3x         2.4x        1.6x        1.0x

(1) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before extraordinary items and fixed charges included in expense. Fixed charges consist of interest costs, whether expensed or capitalized, and the amortization of debt issuance costs. The 2000 and pro forma 2000 ratios also exclude the impact on net income of non-recurring merger related expenses incurred during 2000. The pro forma ratio of earnings to fixed charges for 2000, after taking into consideration the offering, is unchanged from the actual ratio for 2000 and remains at 2.1x.